EXHIBIT 99.2

NOTICE OF ANNUAL and SPECIAL MEETING OF SHAREHOLDERS

MEETING INFORMATION	This year, to mitigate health risks related to the COVID-19 pandemic, Equinox Gold will hold its annual and special meeting of shareholders in a virtual only format.
Date: Wednesday, May 5, 2021 Time: 1:30 p.m. (Vancouver time) Location: https://web.lumiagm.com/215049834 Meeting ID: 215049834 Meeting Password: equinox2021

You are invited to attend the annual and special meeting of shareholders (the Meeting) of Equinox Gold (Equinox Gold or the Company). The Meeting will be held on Wednesday, May 5, 2021, starting at 1:30 p.m. (Vancouver time) for the following purposes:

1.	To receive the Company’s consolidated financial statements for the financial year ended December 31, 2020 and the auditor’s report thereon.
2.	To set the number of directors at nine.
3.	To elect nine director nominees to serve on the Company’s board of directors.
4.	To reappoint KPMG LLP as the Company’s independent auditor for 2021 and to authorize the Company’s directors to set the auditor’s pay.
5.	To amend the Company’s articles.
6.	To approve a non-binding advisory resolution on executive compensation.
7.	To transact any other business that may properly come before the Meeting.

The Meeting will be held in a virtual only format, via live audiocast. The Company believes that a virtual meeting is appropriate to comply with government public health directives and advice and to help protect the health of our communities, shareholders, employees and other stakeholders from risks associated with the ongoing COVID-19 pandemic. Shareholders will have an equal opportunity to participate in the Meeting online, regardless of their geographic location. See “Participating in the Meeting” beginning on page 18 of our management information circular (Circular) for details on how to join the Meeting, ask questions, and address any technical issues related to accessing the live audiocast.

Equinox Gold is using the notice and access method for delivering this notice to shareholders. Electronic delivery reduces paper consumption, which is consistent with Equinox Gold’s environmental commitments, and also reduces the Company’s printing and mailing costs. This notice and the Circular are available on Equinox Gold’s website at www.equinoxgold.com/investors/shareholder-meetings and under Equinox Gold’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The Circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read it carefully. You are eligible to vote your Equinox Gold shares if you were a shareholder of record at the close of business on March 11, 2021. You may vote virtually or by proxy. It is important that you exercise your right to vote and we encourage you to do so.

If you have any questions relating to the Meeting, please contact Equinox Gold at 1-833-EQXGOLD (1-833-379-4653) (North America) or 1-604-558-0560 (International) or by email at ir@equinoxgold.com.

Dated at Vancouver, British Columbia this 12th day of March 2021.

By Order of the Board of Directors

(signed) Ross Beaty
Chairman

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